November 17, 2009

By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, DC  20549-3628
Attn:	John Reynolds
Assistant Director
Division of Corporation Finance
Re:	Birner Dental Management Services, Inc.
Form 10-K
Filed March 30, 2009
File No. 000-23367
Schedule 14A
Filed April 24, 2009

Ladies and Gentlemen:

Birner Dental Management Services, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated October 20, 2009, to Frederic W.J. Birner, Chief Executive Officer of the Company, regarding the Form 10-K for the fiscal year ended December 31, 2008 and the Definitive Proxy Statement on Schedule 14A, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition

Components of Revenue and Expenses, page 25

1.	Comment: Please expand your discussion regarding “Net Revenues” to include the following disclosures:

a. State if your billing system generates contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made.  If an estimate is made, state what factors are considered in determining the estimate.

United States Securities and Exchange Commission
November 17, 2009

b. Disclose your policy for collecting co-payments.

Response:  Net Revenue consists of Gross Revenue at the “Professional Entity” less Amounts Retained by Dental Practices.  Gross Revenue consists of amounts billed to the patients and insurance companies.  Gross Revenue at the “Professional Entity” is adjusted for contractual adjustments based on the patient’s insurance plan for each patient encounter.  Co-payments generally are collected at time of service, which reduces the amount receivable from the treatment.

We believe our billing and collections are standard and therefore no additional disclosure is necessary to explain how our revenue is derived.
Results of Operations, page 27
2.
Comment:  We note your use of the non-GAAP financial measure “adjusted EBITDA” which is calculated as EBITDA, less stock based compensation.  It appears that this non-GAAP financial measure is not in compliance with Item 10(e) of Regulation S-K.  Your current disclosures do not demonstrate the usefulness of this measure and how it is used to evaluate your liquidity considering the eliminated item appears to be recurring in your ongoing operations.  Accordingly, please remove the presentation of this measure or tell us how your presentation is appropriate.  Refer to the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures and Item 10(e) of Regulation S-K for detailed guidance.

Response:  Although we believe that our current disclosure complies with Item 10(e) of Regulation S-K and the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures, we will revise our current disclosure regarding Adjusted EBITDA in our future Forms 10-K and 10-Q and our other Exchange Act reports, if required, to add the language highlighted in bold type below:

The Company’s earnings before interest, taxes, depreciation, amortization and non cash expense associated with stock-based compensation (“Adjusted EBITDA”) [increased/decreased] $___ million, or ___% to $___ million for the [period] ended _____________ from $____ million for the [period] ended __________________.  Adjusted EBITDA is not intended to replace net income, operating income, cash flow and other measures of financial performance and liquidity reported in accordance with accounting principles generally accepted in the United States (“GAAP”).  Rather, Adjusted EBITDA is a measure of operating performance and liquidity that investors may consider in addition to such measures. The Company’s management believes that Adjusted EBITDA is a measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors, and other interested parties because it eliminates many differences in financial, capitalization, and tax structures, as well as non-cash and non-operating charges to earnings. For example, the Company believes that, because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, excluding stock-based compensation from EBITDA enhances the ability of management and investors to compare financial results over multiple periods with those of other companies. The Company believes that Adjusted EBITDA trends are useful to investors as they are a valuable indicator of whether the Company’s operations are able to produce sufficient operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. The Company’s management currently uses Adjusted EBITDA for these purposes. Adjusted EBITDA also is used internally by the Company’s management to assess ongoing operations and is a measure used to test compliance with certain covenants of the Company’s revolving credit facility and Term Loan.  Adjusted EBITDA as used in this report may not be comparable to similarly titled measures reported by other companies due to differences in accounting and disclosure policies. The reconciliation between net income and Adjusted EBITDA is as follows:

United States Securities and Exchange Commission
November 17, 2009

Liquidity and Capital Resources, page 33
3.
Comment:  State the steps you take in collecting accounts receivable.  Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded.  Clarify the threshold (amount and age) for account balance write-offs.

Response:  We generally collect co-payments at the time of service.  If the patient owes more money, generating an accounts receivable, offices collect by sending monthly invoices, placing phone calls and sending collection letters.  Patient accounts receivable in excess of $50 that are over 120 days and that appear not to be collectible are written off as bad debt and sent to collections.

Financial Statements Consolidated Statement of Net Income, page 41
4.
Comment:  We note you have presented “total dental group practice revenue” as a footnote on the face of your income statement.  This appears to be a non-GAAP financial measure.  Since presentation of such non-GAAP financial measures on the face of the financial statements are prohibited under Item 10(e) of Regulation S-K, please remove such presentation from the face of your income statement or tell us how your presentation is appropriate.

Response: In future filings, we will remove “total dental group practice revenue,” as a footnote or otherwise, from the face of our income statement.

United States Securities and Exchange Commission
November 17, 2009

Reclassification and Correcting Entries, page 51
5.
Comment:  We note on April 11, 2008 and July 1, 2008, respectively, you retroactively restated your financial statements to reclassify (i) dentist and hygiene contract labor expenses from clinical salaries and benefits to net revenue and (ii) dental assistant wages from clinical salaries and benefits to net revenue.  Please provide us with your basis under GAAP for making such reclassifications and clarify how your current presentation is preferable.  In your response, please provide an analysis of how you considered FASB ASC 250-10-45.  If you conclude this was a correction of an error, please revise to clearly indicate on the face of your financial statements that they have been restated and provide disclosures required by FASB ASC 250-10-50-7.

Response:  In management’s judgment, we concluded that it was preferable to compare and classify all clinical related personnel costs together.  The reclassification only moves clinical personnel costs from one category to another and has no impact on operating or net income.  The reclassification was done for comparability, not for the correction of any error.

Item 9A. – Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 62 and Management’s Annual Report on Internal Control over Financial Reporting, page 62

6.
Comment:  We note that management concluded that both your disclosure controls and procedures and your internal control over financial reporting were effective as of the end of your fiscal year.  Tell us how you considered the reclassifications and correcting entries (as disclosed on page 51) in your evaluation of the effectiveness of both disclosure controls and procedures and internal control over financial reporting as of the end of your fiscal year.

Response:  As discussed in response to Comment 5 above, we classified these expenses with net revenue because we concluded, based on management’s judgment, that it was preferable to compare and classify all clinical related personnel costs together.  The amounts were reclassified for comparability, not for the correction of any error.  The reclassification only moves clinical related wages from one category to another and has no impact on operating or net income. We believe our disclosure controls and procedures and our internal control over financial reporting were effective, and this change was not made as a result of any identified error or any identified weakness in disclosure controls and procedures or internal control over financial reporting.

The correcting entry that was made related to an understatement of deferred revenue and an overstatement of revenue over a seven year period.  We analyzed the errors in accordance with SAB 99 and SAB 108 and concluded that the financial statements were materially correct and the errors were not material.  Our internal controls identified the error before it became material, and were operating effectively.  We did not identify any material weaknesses as a result of our investigation into the errors.  We believe our disclosure controls and procedures and our internal control over financial reporting are designed and operating effectively.

United States Securities and Exchange Commission
November 17, 2009

Schedule 14A, filed April 24, 2009 Related Party Transactions, page 9
7.
Comment: We note your disclosure that your offices are operated by professional corporations which are owned by your licensed dentists and that 51 of your offices are individually owned by your President.  It was unclear to us why the company did not have additional disclosure responsive to Item 404(d) of Regulation S-K related to these arrangements.  Please revise to expand on these disclosures to specifically address the material terms of these arrangements, including the dollar amounts involved in these transactions, and the approximate dollar value of Mr. Birner’s interest in these transactions.  Further, please clarify whether you have provided any form of financing for these entities as part of your business expansion.

Response:  No disclosure of the arrangements to which your comment refers was required because the dollar amount involved did not exceed the lesser of $120,000 or one percent of the average of the Company's total assets at year end for the last two completed fiscal years.  Dr. Mark Birner does not receive any compensation or other remuneration from the Company related to his stock ownership of the professional corporations. In addition, the agreements related to Dr. Birner’s ownership of the professional corporations provide that upon the death, disability, incompetency or insolvency of the owner of the P.C., a loss of the owner's license to practice dentistry, a termination of the owner's employment by the P.C. or the Company, a conviction of the owner for a criminal offense, or a breach by the P.C. of the Management Agreement with the Company, the Company may require the owner to sell his or her shares in the P.C. to a third-party designated by the Company for $100.  The Company’s funding of professional corporations owned by Dr. Birner are not in the form of a personal loan.

8.
Comment:  Also, please revise to file any material management agreements to which Mr. Birner, or a professional corporation controlled by him, is a party to the extent they differ from the form of management agreement filed as exhibit 10.18.

Response:  None of the material management agreements to which Dr. Mark Birner, or a professional corporation controlled by him, is a party differ materially from the form of management agreement filed as Exhibit 10.18.

United States Securities and Exchange Commission
November 17, 2009

Other Exchange Act Reports
9.	Comment: Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

Response: Our future Exchange Act reports will comply, as necessary, with the comments above.

*  *  *  *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me or Dennis Genty at (303) 691-0680.  Thank you again for your time and consideration.

Very truly yours,
/s/ Frederic W.J. Birner
Frederic W.J. Birner
Chief Executive Officer

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